Vannessa Ventures Ltd.

Management Discussions & Analysis

September 30, 2006

Introduction

Vannessa Ventures Ltd. (the “Company”) is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition and subsequent development.

The Company’s shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange and as at November 28, 2006 the Company has 92,364,353 shares outstanding.

The following Management Discussion and Analysis (“MD&A”) contains assumptions, estimates and other forward looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events. Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company’s business and compares its financial results for the six months ended September 30, 2006 with those of the previous six months ended September 30, 2005  results. The MD&A should be read in conjunction with the consolidated financial statements and related notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US registration with the S.E.C. under the Sarbanes-Oxley Act 2002.

At the Annual General Meeting of September 14, 2007, the Board of Directors of the Company was changed following the resignation from the Board of Mr. Erich Rauguth and with Mr. Vern Hall choosing not to stand for re-election.  The Board of Directors of the Company is now reduced from seven to five Directors.

During the six months ended September 30, 2006, the Company continued its advancement of mineral projects focusing primarily on Costa Rica and also Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela.  Building on the approval of its Environmental Impact Study for the Crucitas project in Costa Rica, work continued on project development including the detailed project feasibility study.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2004 through 2006.

The table below also contains selected financial information of the Company derived from the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for each of the last eight quarters ending with the quarter ended September 30, 2006.

SELECTED ANNUAL INFORMATION
For the Years Ended March 31, 2006, 2005, 2004

						For the Years Ended March 31,
						2006	2005	2004
Operations:
General and administrative						1,331,962	1,190,954	993,219
Option benefits						528,605	624,736	454,671
Project development						1,937,244	523,906	419,136
Other expense (income)						3,676,164	3,003,077	3,714,016
Net loss						7,473,975	5,342,673	5,581,042
Basic and diluted loss per share						(0.09)	(0.07)	(0.09)

Balance Sheet
Total assets						10,641,877	8,382,237	11,093,367
Total liabilities						6,151,882	888,816	992,926
Working capital (deficiency)						(709,685)	406,434	3,698,844
Resource property expenditures						3,123,684	3,729,078	3,115,319
Share capital
Authorized						250,000,000	250,000,000	250,000,000
Weighted average shares outstanding						86,129,983	76,875,180	60,431,353
Warrants						13,130,000	29,655,000	23,705,000
Options						5,785,000	4,750,000	3,500,000

	Quarters Ended
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
	2006			2005				2004

Operations:
General and administrative
and project development	537,500	447,326	1,774,779	571,408	423,956	499,063	438,686	491,594
Stock option benefits	-	-	-	-	528,605	-	-	-
Other expense (income)	617,321	447,692	1,268,395	1,061,758	609,448	736,563	435,902	817,328
Net loss	1,154,821	895,018	3,043,174	1,633,166	1,562,009	1,235,626	874,588	1,308,922
Basic and diluted loss per share	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)

Balance Sheet
Total assets	12,334,676	12,256,281	10,641,877	9,292,197	8,337,771	8,686,417	8,382,237	8,913,780
Total liabilities	7,888,320	8,577,304	6,151,882	3,249,503	746,282	828,622	888,816	1,008,011
Working capital (deficiency)	(3,578,504)	(4,210,448)	(709,685)	(1,944,303)	(320,805)	656,368	406,434	1,042,187
Resource property expenditures	533,197	2,947,607	664,253	997,921	603,812	857,698	649,169	1,193,885
Share capital
Authorized	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000
Outstanding	92,364,353	87,558,853	87,258,853	87,258,853	87,071,353	85,471,353	81,471,353	80,026,853

Contractual Obligations

The Company has the following contractual obligations in place as of September 30, 2006:

2007
Calgary Office Lease	$21,182
Guyana Office Lease	12,880
Costa Rica Office Lease	102,637

The accounting for all expenses for these activities is detailed in the attached consolidated financial statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most important in preparing the Company’s consolidated financial statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the six months  ended September 30, 2006 were $3,649,917 (2006 - $1,664,621) as follows:

$449,538 spent in Guyana (2006 - $643,237)

$179,122 spent in Venezuela (2006 - $145,228)

$3,019,571 spent in Costa Rica (2006 - $874,415)

$1,686 spent in Brazil (2006 - $1,741)

2. Expenses

Exploration  And Development Expenditures

During the six months ended September 30, 2006 in Costa Rica, the Company had expenditures of $3,019,571 which included administration, consultants, camp, site maintenance and security, social responsibility expenditures, community relations and media relations, engineering and development and environmental and forestry. The increased activity in project development is as a result of feasibility study work and planning for infrastructure construction associated with the approval of the Company’s environmental impact assessment from the environmental protection ministry or SETENA.

In Guyana, $85,489 was spent at Marudi Mountain for camp maintenance, security, and transportation. The Company incurred expenses of $364,049 at its Potaro/Maple Creek concessions for reclamation and exploration, wages and camp expenses.  The Company has also continued assisting with Shoreham Resources Ltd. (“Shoreham”) with their due diligence associated with the Marudi and Paint Mountain prospects. (See Operations Review)

In Venezuela, the Company incurred expenses for the Las Cristinas Project of $179,122. The decision to commence the program of International Arbitration with respect to Las Cristinas was made in July of 2004

Administrative Expenses

Administrative expenses incurred in Canada for the six months ended September 30, 2006 decreased by $705,402 from $1,152,532 in the six months  of fiscal year 2006 to $447,130 in the six months  of fiscal 2007. The decrease is mainly as a result stock option compensation has not yet been granted in fiscal 2007 (2006 - $528,605) and a decrease of office wages and services of approximately $50,000 due to a reduction of one Calgary office employee.

Project Development Expenses

Project development expenses in the six months ended September 30, 2006 increased $238,604 to $537,696 from the six months ended September 30, 2005 expenses of $299,092. The consulting fee increase is mainly attributable to the engagement of professional services associated with producing a bankable feasibility study including a test program to evaluate cyanide destruction options and treatment of leach effluents and review of the geological resources mine planning and costing and other activities all associated with the Crucitas gold project in Costa Rica. The decrease in arbitration fees was due to a decrease in legal and technical support fees associated with the international arbitration process pertaining to Las Cristinas.

Related Party Transactions

Related party transactions during the six months ended September 30, 2006 totaled $162,044 versus $79,692 in the six months  ended September 30, 2005. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month which will remain in effect from year to year until such time as it is terminated by either party and, the retention of a Director to provide professional project management services to the Crucitas gold project at $15,000 per month commencing in September 2005 which, became direct employment commencing January 1, 2006.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment  for the assets consist of comparing the estimated asset value with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, “Operations Review”).  As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. After reviewing the Company’s interest in the project and receipt of the final resolution, (Resolución No 3638-2005-SETENA) issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005, the Company discontinued to record an impairment charge for current expenditures incurred in Crucitas during the year effective December 12, 2005.

3. Financial Condition and Liquidity

The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position decreased from $1,675,350 as of March 31, 2006 to $411,263 as of September 30, 2006 due to the issuance of demand notes and funding of operations during the quarter. (See Note 10 to the Consolidated Financial Statements). The Company had a working capital deficiency  of $3,578,504 as at September 30, 2006 versus a working capital deficiency of $709,685 at the end of fiscal year March 31, 2006.

As referenced in Note 10 to the Consolidated Financial Statements, the Company borrowed during the six months ended September 30, 2006 $3,000,000 from its controlling shareholder, Exploram Enterprises Ltd. (“Exploram”) and, as addressed in the Subsequent Events, Finance section following, Exploram exercised on July 12, 2006  warrants totaling approximately $1,900,000 for total proceeds of $4,900,000. As addressed in the Subsequent Events, Finance section following, the Company borrowed on October 30, 2006 an additional $1,000,000 from Exploram. There has been no call on the demand notes by Exploram.

The proceeds have been and are being used to advance the completion of the feasibility study, general engineering and infrastructure at the mine site in Costa Rica including the social development and community relations programs as well as to fund general corporate requirements.

4. Net Loss and Cash Flow

The Company’s reported net loss for the six months ended September 30, 2006, in accordance with Canadian generally accepted accounting principles, is $2,049,839 or $(0.02) per share. This compares with a loss of $2,797,635 or $(0.03) per share for the six months ended September 30, 2005. The decrease in the net loss for the six months ended September 30, 2006 is due mainly to the decrease of mineral interest impairment charges of $872,088 and $528,065 stock option compensation not being granted  offset by the interest expense and financing costs of $586,600.

5. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

b) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

c) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5, Operational Review).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

6. Operations Review for Six Months ended September 30, 2006 and Outlook for 2006/2007

Las Cristinas, Venezuela

Acqusition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity held by Vannessa. The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

(See Consolidated Financial Statements, September 30, 2006, Note 5, Mineral Interests, (d) Venezuela, (ii) Las Cristinas) reference Title Dispute and Legal Proceedings.

Over the past several years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 9, 2004.  The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company’s Request for Arbitration against the Bolivarian Republic of Venezuela.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. .The Arbitration Tribunal was constituted in June of 2005 and the initial meeting of the parties to discuss procedural issues was held in August of 2005. On January 13, 2006, the Company submitted material to ICSID called the Memorial which is a series of documents laying out the Company’s written arguments with respect to the arbitration.  Included are expert opinions, witness statements and document indices.  This written evidence will be the foundation for the briefer supplemental material to be submitted later in the process prior to the actual hearing.

In July 2006 the Government of Venezuela filed documentation with ICSID raising formal objections as to the Arbitral Tribunal’s jurisdiction in the dispute.  As a result ICSID has ruled that it will receive written arguments from the parties on the jurisdictional issues over the next number of months with an oral hearing to address the issue of jurisdictional  competence to be held in May of 2007.  If the Tribunal rules that the issues raised by Venezuela are within the Jurisdiction of the Tribunal, then the process on the merits of the original arbitration case will continue. Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company will present its written arguments regarding the jurisdictional issues in December of 2006.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

Maple Creek, Guyana

In July of 2005 Vannessa Ventures Ltd. acquired the 40 percent minority interest in Vanarde Mining Inc. (“Vanarde”), the owner of the Potaro Diamond project, for 1,500,000 shares of the Company.  This provided the Company with flexibility to explore for diamonds or gold in areas controlled by the Company but not by Vanarde.  There has been some exploration work on areas of the property outside of the area originally controlled by Vanarde.  In September of 2006 the Company announced that a principles of agreement has been signed with Shoreham regarding the potential sale of the Maple Creek/Potaro assets to Shoreham under predefined terms and subsequent to due diligence investigations by Shoreham.

Marudi Mountain, Guyana

In September of 2006, the Company entered into a principals of agreement with Shoreham Resources Ltd. (“Shoreham”) regarding the Marudi and Paint Mountain prospects in Guyana.  Under the terms of the agreement, subject to due diligence, the Company will grant Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing $US 2,000,000  in exploration and qualified project management expenditures during a 3 year period and, may earn an additional 25% by completing an additional $US 2,000,000 in exploration and development work prior to the fourth anniversary of completion of due diligence review.

Under Shoreham’s direction and supervision, exploration will focus on expanding known gold resources at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities and to provide a 43-101 compliant resource report.  The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi/Paint Mountain gold resource.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain.  In September of 2004,  the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers.  This License gives the Company exclusive rights to occupy and explore the designated area.  The Company has entered into a principles of agreement with Shoreham regarding exploration of the Paint Mountain property as described in the section above with respect to Marudi.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. This ruling, based on existing Costa Rican law, allowed the Company (which had already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved was advanced and during 2004 and the first part of 2005 the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July 2004.  Also in June of 2004 a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country.  This meeting was a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted. As of September 30, 2006, there had been no further developments in this matter.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica. The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”) This action has not advanced past the filing of the Request.

In December 2005 the Company announced that its subsidiary, Industrias Infinito S.A., had successfully concluded the environmental permitting process for the Crucitas property when the SETENA passed a final resolution on December 12, 2005  approving the Company’s Environmental Impact Statement and fixed the amount of the Environmental Performance Bond required for the project at $US 600,000.  This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent of the identified gold resources.

On March 1, 2006 the Company published a news release announcing the results of a 43-101 Technical Report prepared by Geostat International  This report, which was subsequently filed on SEDAR, lays out the gold and silver resources identified at the Crucitas mine project.  In addition, other consultants including Micon International Ltd. (“Micon”) are doing a bankable feasibility study which includes a mine plan, plant design, definition of operating and capital cost and a financial analysis. Golder and Associates are contributing to this with the tailings dam design and pit slope analysis and CyPlus GmbH have carried out work to optimize the cyanide destruction process.  This work is part of a feasibility study being prepared on the Crucitas project.  In March 2006, the Company also announced it had secured a 1,750 Hp SAG mill and a 3,000 Hp ball mill for $US 1 million which are suitable for milling 5,000 tonnes per day of hard rock feed and serves the purposes required at Crucitas.  These assets were originally purchased in January 2006 secured by a deposit and all payments have been made and the mills are in storage awaiting shipment to Costa Rica.

In September of 2006, the Company released information regarding the Conchudita property located on an Exploration Concession located to the South East of the 19,200 acres of Concessions controlled by Infinito in the area surrounding the Crucitas project.  Micon completed the study and verified that the historical resource estimate for Conchudita prepared by Placer Dome in 1998 is still relevant based on 27 diamond drill holes.  This estimate was prepared prior to the implementation of National Instrument 43-101 and does not fully conform to that standard.  The historical estimate prepared for Conchudita by Placer Dome in 1998 showed, at a cut-off grade of 1.75 g/t Au, an inferred resource of 3.2 million tonnes with an average grade of 4.6 g/t gold, for approximately 470,000 ounces of contained gold.

Subsequent Events

Subsequent to September 30, 2006 and as of November 28, 2006, the Company reports the following developments:

(a) Arbitration

The Company has received and reviewed the material prepared by Venezuelan council laying out their arguments that the Arbitration Tribunal does not have the jurisdictional competence to rule on the case presented by Vannessa.  The Company is preparing its written response and is gathering statements from expert witnesses in support of arguments that the Tribunal does have the jurisdictional competence to decide the issue.  If the Company’s views are supported by the Tribunal, then the arbitration case on the merits of the case will re-commence.

Although the Company is confident in the validity of its position, substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

(b) Crucitas, Costa Rica

Between September 30, 2006 and November 28, 2006

The Company has been advancing the progress of the feasibility study which has been largely completed but has been delayed to include the option of utilizing the services of a contract miner that will have the impact of significant reduction of initial capital expenditures involved with the purchase of mobile mining equipment. Use of a contractor will also provide skilled operators and supervisory staff which will aid in the training and development of the local work force.  The Company has a goal of reaching up to 75 percent of the mine work force to be composed of local area workers.

As part of its obligations made in the Environmental Impact Statement, and as part of its ongoing commitments to social responsibility, the Company has continued with its work focusing on the seven local communities surrounding the mine.  Initiatives include helping set up co-operatives to develop community based industry and activity not directly related to mining.  A recently completed study suggests that the co-operatives focus on local expertise which includes cheese making and pork production. In addition training facilities have been constructed to promote computer literacy, the sewing and textile industry, organic farming and aquaculture and other activities.  The Company has worked with the federal governments training arm to encourage and assist local people to develop electrical, mechanical and other skills that would be in demand once the mine is in production and several individuals have been sent to the only producing gold mine in Costa Rica to receive introductory level training and exposure to the mining environment.

Construction of a new road into the mine area that will also provide much improved access to the village of Crucitas is underway.  This road will provide good access to the mine, provide much better access to the village of Crucitas and provide a right of way for mono-phase electrical power to both the mine site and the village.

(c) Marudi and Paint Mountain

The Company is working with Shoreham as they continue with the due diligence work regarding right of Shoreham to earn an interest in the Marudi and Paint Mountain properties by funding exploration on the properties.  Representatives of the Company and Shoreham have met with Government officials in Guyana to lay out the planned program.  Due diligence work continues.

(d) Maple Creek

Following the purchase of the 40 percent minority interest in Vanarde Mining Inc. the Company has recommenced exploration and bulk sampling for diamonds near Maple Creek but not in the immediate area of prior activity.  This work is continuing and the Company is also involved in assisting Shoreham with it’s due diligence program regarding the potential sale of the Maple Creek/Potaro assets to Shoreham under predefined terms.

(e) Finance

On October 30, 2006, the Company borrowed an additional $1,000,000 from its majority shareholder of the Company, Exploram Enterprises Ltd. .Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $30,000 was paid. The loan is payable on demand after December 31, 2006 and is secured by a general security agreement over the Company's assets.  This increased the demand loans owed to Exploram to $4,000,000.

To develop the Crucitas project, the Company will require additional funding.  The Company has had preliminary discussions with various firms that have the capability to secure equity or debt financing to develop the mine.  The finalization of the feasibility study will be an important step in providing information to secure the appropriate financing.  Several firms capable of supplying funding for the Crucitas project have been approached utilizing financial and technical information from the final drafts of the feasibility study and this activity to secure financing for the project continues.

Controls and Procedures

As of September 30, 2006, the Company’s Chief Executive Officer and Chief Financial Officer conclude that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits is recorded, processed, summarized and reported within the time periods specified.

Changes in Internal Control over Financial Reporting

During the six months ended September 30, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.